Exhibit 99.1

THE VALENS COMPANY INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
THE VALENS COMPANY INC.

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated October 20, 2022, a special meeting (the “Meeting”) of holders (“Valens Shareholders”) of common shares ( “Valens Shares”) of The Valens Company Inc. (“Valens”) will be held at the offices of Stikeman Elliott LLP at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on November 29, 2022 at 10:00 a.m. (Toronto time), for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”) to approve a plan of arrangement (the “Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”), involving Valens, SNDL Inc. (“SNDL”), the Valens Shareholders and the Valens Optionholders (as defined in the Circular), which resolution, to be effective, must be passed by an affirmative vote of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by Valens Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Valens Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101 (as defined in the Circular); and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be addressed at the Meeting and forms part of this Notice of Special Meeting. A copy of the arrangement agreement dated August 22, 2022 between Valens and SNDL is available for inspection by Valens Shareholders on the System for Electronic Document Analysis and Retrieval at www.sedar.com under Valens’ profile and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System at www.sec.gov.

In addition to the approval of the Arrangement Resolution, completion of the Arrangement is conditional upon certain other matters described in the Circular, including the approval of a special resolution by the Valens Shareholders at the Meeting, including any adjournments or postponements thereof, the approval of the Court and receipt of required regulatory approvals.

Your vote is important. As a Valens Shareholder, it is very important that you read this Notice of Special Meeting and accompanying Circular carefully and then vote your Valens Shares. The Valens board of directors has passed a resolution to fix 5:00 p.m. (Toronto time) on October 19, 2022 (the “Record Date”) as the record date for the determination of the Valens Shareholders who will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with Valens’ transfer agent, Computershare Investor Services Inc., by way of one of the permitted manners described in the Circular by no later than 10:00 a.m. (Toronto time) on November 25, 2022 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting). The time limit for deposit of proxies may be waived or extended by the chair of the Meeting, at the chair’s discretion, with or without notice. Valens Shareholders holding Valens Shares through an intermediary may have an earlier deadline by which the intermediary must receive voting instructions in order to exercise the voting rights attached to the Valens Shares beneficially owned by them. Valens Shareholders who hold Valens Shares through an intermediary should follow the instructions provided by the intermediary. Valens Shareholders who are planning to return the form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting such form.

Pursuant to and in accordance with Plan of Arrangement, the Interim Order and the provisions of Section 192 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court), registered Valens Shareholders have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Valens Shares, as determined on the close of business on the business day before the Arrangement Resolution was approved (the “Dissent Rights”), provided that such Valens Shareholders have complied with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or other order of the Court. Dissent Rights are more particularly described in the accompanying Circular under the heading “The Arrangement – Dissent Rights for Valens Shareholders” and the dissent provisions of the CBCA attached to the Circular as Appendix “G”. The statutory provisions covering Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or other order of the Court, may result in the inability of a Valens Shareholder to exercise their Dissent Rights. It is strongly suggested that any Valens Shareholder wishing to dissent seek independent legal advice. Persons who are beneficial owners of Valens Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary that wish to exercise Dissent Rights should be aware that only registered holders of Valens Shares are entitled to exercise Dissent Rights. Accordingly, a non-registered owner of Valens Shares desiring to exercise Dissent Rights must make arrangements for the Valens Shares beneficially owned by that holder to be registered in that holder’s name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Valens or, alternatively, make arrangements for the registered holder of such Valens Shares to exercise Dissent Rights on behalf of the holder.

If you have any questions or require assistance with voting your Valens Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for calls outside North America) or by email at assistance@laurelhill.com.

DATED at Toronto, Ontario, this 24th day of October 2022.

By Order of the Board of Directors of The Valens Company Inc.

(signed) “Tyler Robson”
Tyler Robson